Pembina Signs Agreement to Participate in a Proposed Nation-Building Energy Corridor
CALGARY, ALBERTA, July 2, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA), today announced that it has entered into a non-binding Heads of Agreement (the "HOA") with the Government of Canada, the Province of Alberta, Trans Mountain Corporation, and Alberta Petroleum and Marketing Commission, to participate in a proposed nation-building energy infrastructure initiative intended to strengthen Canada's energy transportation network and expand market access for Canadian crude oil. Pembina will contribute its development and execution expertise to a multi-stakeholder initiative connecting Canadian energy to global markets. Pembina's participation remains subject to satisfaction of certain conditions.
A first-of-its-kind initiative in Canada
The HOA contemplates the development of a new approximately one million barrel per day crude oil pipeline system connecting Alberta to Canada's West Coast, and a related export terminal (the “Project”). The proposed pipeline will leverage the existing Trans Mountain pipeline right of way, also known as the southern route. The Project is being advanced as a national priority that brings together the Government of Canada, the Province of Alberta, Indigenous partners, and industry. Under the framework in the HOA, the Project would be held through a development company jointly owned by the Government of Canada, the Province of Alberta, and Pembina, with a working interest to be reserved for Indigenous partners to acquire at commercial operations. Pembina's economic interest through construction will be 10 percent with the opportunity for up to an additional 10 percent once the Project enters commercial operation. Trans Mountain Corporation will serve as the lead Project proponent, responsible for construction of the Project, the regulatory process, stakeholder and Indigenous engagement, and subsequent operation of the asset.
A defined, expertise-led role
Pembina would participate as an experienced industry operator able to provide an independent perspective on cost, schedule, and execution — complementing, rather than replacing, the lead Project proponent. In this capacity, Pembina would bring more than 70 years of safe, disciplined and cost-effective project development and execution working alongside the experienced team at Trans Mountain Corporation. As part of this, Pembina, through the HOA, is in early stages of reviewing the development plans and initial capital cost estimates for the Project; this due diligence work stream will continue until signing of definitive agreements, which is targeted for September 2026.
A measured, disciplined and risk-managed approach
Consistent with its long-standing approach to capital allocation, Pembina will evaluate participation in the Project through a disciplined and rigorous investment framework. The proposed multi-stakeholder structure is intended to appropriately align risk and responsibility among participants and includes protection for Pembina related to matters such as cost overruns and returns. Pembina has full discretion over any final investment decision ("FID") for its interest and shall have no at-risk development capital prior to FID. Pembina will assess the opportunity against defined Project milestones throughout the development period and will evaluate its participation in the context of its longstanding prudent capital allocation guardrails and its broader development portfolio. The Company intends to provide updates at appropriate milestones as the evaluation of the Project progresses.
"The Project represents a once-in-a-generation opportunity to advance nation-building energy infrastructure that strengthens Canada's economy and expands access to global markets for Canadian energy," said Scott Burrows, President and Chief Executive Officer of Pembina. "We are proud to bring our development and execution expertise to a project of this national significance. Our participation will be evaluated through the same disciplined lens we apply to every capital decision. We have approached our involvement in a way that is measured, that preserves our financial flexibility, and that incorporates meaningful protections — so that any participation remains consistent with our financial guardrails and creates durable value for our shareholders."

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to: the development, scope, capacity, location and development path, regulatory approval process, timing and benefits of the Project; the terms and conditions of the definitive agreements with respect to the Project and timing for completion of such agreements; Pembina's review of the development plans and initial capital cost estimates for the Project, including the timing thereof; Pembina’s potential participation in the Project and the contemplated structure, ownership and governance of the Project; the anticipated role of Pembina, the Government of Canada, the Province of Alberta, Indigenous partners and Trans Mountain Corporation; the nature, timing and extent of Pembina’s potential capital commitments, including its assessment against its investment framework, and the economic protections contemplated; the anticipated designation of the Project as being in the national interest; the expected approach to Indigenous consultation and ownership; and the timing of a potential FID in respect of the Project.
These forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release, including, among other things: the completion of satisfactory due diligence and with respect to the Project; prevailing commodity prices, cost estimates, financing conditions and market conditions; the continued participation and alignment of the other stakeholders in the Project; oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices (including long-term average historical pricing and frac spreads), interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects, including the Project, and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any required definitive agreements with respect to the Project, including commercial agreements, can be reached in the manner and timing and on the terms expected by Pembina; that all required corporate, regulatory, governmental and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects, including the Project; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: that the stakeholders will be unable to reach an agreement on the definitive agreements with respect to the Project in the manner and timing and on the terms expected by Pembina or otherwise; that FID in respect of the Project may not occur on the timing expected by Pembina or otherwise; the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; geopolitical risks; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking information and financial outlooks contained in this news release have been approved by management as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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